SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Amendment No. 1

(Rule 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

Leap Wireless International, Inc.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, Par Value $0.0001 Per Share

(Title of Class of Securities)

521863308

(CUSIP Number of Class of Securities (Underlying Common Stock))

S. Douglas Hutcheson

President and Chief Executive Officer

5887 Copley Drive

San Diego, California 92111

(858) 882-6000

(Name, Address, and Telephone Number of Person Authorized

to Receive Notices and Communications on Behalf of Filing Person)

Copies to:

David E. Shapiro, Esq.

Wachtell, Lipton, Rosen & Katz

51 W. 52nd Street

New York, New York 10019

Telephone: (212) 403-1000

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee
$1,880,497.00	$218.33

*	Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 1,784,633 shares of common stock of Leap Wireless International, Inc. having an aggregate value of $1,880,497.00 as of August 5, 2011 will be exchanged pursuant to this offer. The aggregate value of such options was calculated using the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals $116.10 per million dollars of the value of the transaction.

☑	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $218.33

Filing Party: Leap Wireless International, Inc.

Form or Registration No.: 005-54639

Date Filed: August 10, 2011

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer).

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer).

This Amendment No. 1 (this “Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed with the Securities and Exchange Commission on August 10, 2011, relating to our offer (the “Offer”) to exchange certain options to purchase shares of our common stock, par value $0.0001 per share, having an exercise price of at least $30.00 per share (or, if the closing price of our common stock on the date the replacement options are granted (the “Replacement Grant Date”) is higher than $30.00 per share, an exercise price greater than such closing price), outstanding under the Leap Wireless International, Inc. 2004 Stock Option, Restricted Stock and Deferred Stock Unit Plan (as amended, the “2004 Stock Plan”), and the 2009 Employment Inducement Equity Incentive Plan of Leap Wireless International, Inc. (collectively, “Eligible Options”) and held by eligible employees for a lesser number of replacement options (“Replacement Options”) to be granted under the 2004 Stock Plan calculated in accordance with the applicable exchange ratios (the “Option Exchange”), upon the terms and subject to the conditions set forth in the Offer To Exchange Certain Outstanding Options for Replacement Options, dated August 10, 2011 and filed as Exhibit 99(a)(1)(A) to the Schedule TO (the “Offer to Exchange”). The number of shares of our common stock to be subject to the Replacement Options will be based on exchange ratios that vary depending upon the exercise price and remaining term of the surrendered Eligible Options. Eligible Employees that elect to exchange Eligible Options pursuant to the Option Exchange must submit an election through the Option Exchange website or by using a paper form submitted via email, facsimile or U.S. mail or courier pursuant to the instructions in the Offer to Exchange, as amended and supplemented. Eligible Employees who elect to exchange Eligible Options will be granted Replacement Options to purchase that number of shares of common stock determined in accordance with the applicable exchange ratios.

Except as specifically provided in this Amendment No. 1, the information contained in the Schedule TO and exhibits filed therewith, as amended and supplemented by this Amendment No. 1, remains unchanged. This Amendment No. 1 should be read in conjunction with the Schedule TO and the exhibits filed therewith. All terms used herein have the same meaning as in the Offer to Exchange. Unless the context requires otherwise, references in this Amendment No. 1 to “Leap,” “our,” “us” and “we” mean Leap Wireless International, Inc.

Amended Terms and Conditions of the Option Exchange

We amend and supplement the Offer to Exchange as follows. The following amendments to the Offer to Exchange also apply to the other materials filed as exhibits to the Schedule TO to the extent that any information contained in such materials conflicts or would be inconsistent with the Offer to Exchange, as amended and supplemented.

1. The first paragraph under the heading “IMPORTANT” on page iii is replaced and restated in its entirety as follows:

“If you wish to participate in the Option Exchange, you must complete and properly submit an election that is received by us no later than 4:00 p.m. Pacific Time on September 14, 2011, unless the Offer is extended. Such election may be made online through the Option Exchange website (www.leapstockoptionexchange.com) or by using a paper form submitted via email, facsimile or U.S. mail or courier pursuant to the instructions contained in this document. If you have technical difficulties with the Option Exchange website, if you need assistance obtaining or submitting a paper form or if you do not receive confirmation by email of receipt of your election within one business day, please email optionexchange@cricketcommunications.com or call the Stock Administration Department of the Company at (858) 882-9035.”

2. The last two paragraphs under Question 28 in Section I(3) are replaced and restated in their entirety as follows:

“If you wish to participate in the Option Exchange, you must complete and properly submit an election that is received by us no later than 4:00 p.m. Pacific Time on September 14, 2011, unless the Offer is extended, after which time such election will be irrevocable. Such election may be made online through the Option Exchange website (www.leapstockoptionexchange.com). Such election may also be made using a paper form, which may be obtained upon written request made by emailing optionexchange@cricketcommunications.com or by sending a facsimile to the Company, to the attention of Barbara Olson, at (858) 704-3502. If you opt to make your election by paper, you must complete the paper form and submit it in one of the following ways so that we receive your paper form no later than 4:00 p.m. Pacific Time on September 14, 2011, unless the Offer is extended.

By Email

Leap Wireless International, Inc.

Attention: Barbara Olson

optionexchange@cricketcommunications.com

By Facsimile

Leap Wireless International, Inc.

Attention: Barbara Olson

Facsimile: (858) 704-3502

By U.S. Mail or Courier

Leap Wireless International, Inc.

Attention: Barbara Olson

5887 Copley Drive

San Diego, California 92111

We will send you a confirmation of receipt of your election to participate in the Option Exchange by email within one business day following your election, and you can view and print a confirmation statement of your election at any time through the Option Exchange website. If you submit a change of election or withdrawal of election prior to the expiration of this Offer, we will send you confirmation of receipt of your new election by email within one business day. If your Eligible Options are properly tendered and accepted by us for exchange, you will receive a final confirmation notice promptly following the expiration of this Offer. The final confirmation notice will confirm that your Eligible Options have been accepted for exchange and cancelled.

It is your responsibility to allow sufficient time to ensure timely submission of your election, changes of election and withdrawals. The only elections, changes of election and withdrawals that will be accepted are those properly submitted (either online or using a paper form) and received by us by 4:00 p.m. Pacific Time on the expiration date of the Offer. If your election is not received by this deadline, you will be deemed to have rejected the Offer, and you will not be able to participate in the Option Exchange, and all options currently held by you will retain their existing terms, exercise prices and vesting schedules. If you have technical difficulties with the Option Exchange website, if you need assistance obtaining or submitting a paper form or if you do not receive confirmation by email of receipt of your election within one business day, please email optionexchange@cricketcommunications.com or call the Stock Administration Department of the Company at (858) 882-9035.”

3. The only paragraph under Question 29 in Section I(3) is replaced and restated in its entirety as follows:

“In addition to submitting your election online, you may submit your election on a paper form via email, facsimile or U.S. mail or courier. You can obtain a paper form upon written request made by emailing optionexchange@cricketcommunications.com or by sending a facsimile to the Company, to the attention of Barbara Olson, at (858) 704-3502. If you opt to make your election by paper, you must complete the paper form and submit it in one of the following ways so that we receive your paper form no later than 4:00 p.m. Pacific Time on September 14, 2011, unless the Offer is extended.

By Email

Leap Wireless International, Inc.

Attention: Barbara Olson

optionexchange@cricketcommunications.com

By Facsimile

Leap Wireless International, Inc.

Attention: Barbara Olson

Facsimile: (858) 704-3502

By U.S. Mail or Courier

Leap Wireless International, Inc.

Attention: Barbara Olson

5887 Copley Drive

San Diego, California 92111

It is your responsibility to make sure your paper form is complete, properly submitted and received by us by no later than 4:00 p.m. Pacific Time on the expiration date of the Offer. If you need assistance obtaining or submitting a paper form, please email optionexchange@cricketcommunications.com or call the Stock Administration Department of the Company at (858) 882-9035.

Although you may submit your election by paper, we encourage you to use the Option Exchange website to the extent possible and convenient, because we believe it is user-friendly and efficient, supplies you with information relevant to your decision on whether to participate in the Option Exchange program and provides you with real-time confirmation of your elections, changes of election or withdrawals.”

4. The phrase “online through the Option Exchange website” is deleted from the second sentence of the first paragraph under Question 32 in Section I(3). The phrase “online through the Option Exchange website at www.leapstockoptionexchange.com” is deleted from the third sentence of the first paragraph under Question 34 in Section I(3). The phrase “through the Option Exchange website” is deleted from the sixth sentence of the first paragraph under Question 34 in Section I(3), from the only sentence in the second paragraph under Question 34 in Section I(3) and from the second sentence of the only paragraph under Question 35 in Section I(3).

5. The first sentence of the only paragraph under Question 33 in Section I(3) is replaced and restated in its entirety as follows: “If you do not properly submit an election that is received by us by 4:00 p.m. Pacific Time on the expiration date of the Offer, then you will be deemed to have rejected the Offer, and you will not be able to participate in the Option Exchange.”

6. The second and third sentences of the only paragraph under Question 36 in Section I(3) are replaced and restated in their entirety as follows: “We will reject any or all elections, changes of election or withdrawals of election that we determine are not in the proper form, not timely made or unlawful to accept. Such determinations may be challenged by the applicable security holder(s), and only determinations by a court of competent jurisdiction will be final and binding.”

7. The second and third paragraphs under the heading “Proper Exchange of Options” in Section III(3) are replaced and restated in their entirety as follows:

“If you wish to participate in the Option Exchange, you must complete and properly submit an election that is received by us no later than 4:00 p.m. Pacific Time on September 14, 2011, unless the Offer is extended, after which time such election will be irrevocable. Such election may be made online through the Option Exchange website (www.leapstockoptionexchange.com). Such election may also be made using a paper form, which may be obtained upon written request made by emailing optionexchange@cricketcommunications.com or by sending a facsimile to the Company, to the attention of Barbara Olson, at (858) 704-3502. If you opt to make your election by paper, you must complete the paper form and submit it in one of the following ways so that we receive your paper form no later than 4:00 p.m. Pacific Time on September 14, 2011, unless the Offer is extended.

By Email

Leap Wireless International, Inc.

Attention: Barbara Olson

optionexchange@cricketcommunications.com

By Facsimile

Leap Wireless International, Inc.

Attention: Barbara Olson

Facsimile: (858) 704-3502

By U.S. Mail or Courier

Leap Wireless International, Inc.

Attention: Barbara Olson

5887 Copley Drive

San Diego, California 92111

We will send you a confirmation of receipt of your election to participate in the Option Exchange by email within one business day following your election, and you can view and print a confirmation statement of your election at any time through the Option Exchange website. If you submit a change of election or withdrawal of election prior to the expiration of this Offer, we will send you confirmation of receipt of your new election by email within one business day. If your Eligible Options are properly tendered and accepted by us for exchange, you will receive a final confirmation notice promptly following the expiration of this Offer. The final confirmation notice will confirm that your Eligible Options have been accepted for exchange and cancelled.

It is your responsibility to allow sufficient time to ensure timely submission of your election, changes of election and withdrawals. The only elections, changes of election and withdrawals that will be accepted are those properly submitted (either online or using a paper form) and received by us by 4:00 p.m. Pacific Time on the expiration date of the Offer. If your election is not received by this deadline, you will be deemed to have rejected the Offer, and you will not be able to participate in the Option Exchange, and all options currently held by you will retain their existing terms, exercise prices and vesting schedules. If you have technical difficulties with the Option Exchange website, if you need assistance obtaining or submitting a paper form or if you do not receive confirmation by email of receipt of your election within one business day, please email optionexchange@cricketcommunications.com or call the Stock Administration Department of the Company at (858) 882-9035.”

8. The first three sentences of the only paragraph under the heading “Determination of Validity; Rejection of Options; Waiver of Defects; No Obligation to Give Notice of Defects” in Section III(3) are replaced and restated in their entirety as follows: “We will reject any or all elections, changes of election or withdrawals of election that we determine are not in the proper form, not timely made or unlawful to accept. Such determinations may be challenged by the applicable security holder(s), and only determinations by a court of competent jurisdiction will be final and binding.”

9. The third and fourth paragraphs in Section III(4) are replaced and restated in their entirety as follows:

“To validly withdraw or change your previously submitted election, you must submit a new election. A new election may be submitted online through the Option Exchange website at www.leapstockoptionexchange.com. A new election may also be submitted using a paper form, which may be obtained upon written request made by emailing optionexchange@cricketcommunications.com or by sending a facsimile to the Company, to the attention of Barbara Olson, at (858) 704-3502. If you opt to withdraw or change your election by paper, you must complete the paper form and submit it in one of the following ways so that we receive your paper form no later than 4:00 p.m. Pacific Time on September 14, 2011, unless the Offer is extended.

By Email

Leap Wireless International, Inc.

Attention: Barbara Olson

optionexchange@cricketcommunications.com

By Facsimile

Leap Wireless International, Inc.

Attention: Barbara Olson

Facsimile: (858) 704-3502

By Mail or Courier

Leap Wireless International, Inc.

Attention: Barbara Olson

5887 Copley Drive

San Diego, California 92111

If we receive a change of election or withdrawal of election prior to the expiration of this Offer, we will send you confirmation of receipt of your new election by email within one business day.

Providing us with a properly completed new election that indicates that Eligible Options that were previously tendered for exchange are withdrawn will constitute a paper notice of withdrawal. It is your responsibility to confirm that we received your new election indicating the withdrawal of your elected options before the expiration time. If you elect to withdraw options, you must withdraw all of your Eligible Options. If you withdraw your Eligible Options, then they will thereafter be deemed not properly tendered for exchange for purposes of this Offer unless you properly submit a new election to exchange your Eligible Options online through the Option Exchange website or by using a paper form submitted via email, facsimile or U.S. mail or courier, in both cases in the manner described in Section III(3) of this Offer to Exchange, as if you were electing to exchange your Eligible Options for the first time. In all cases, the last election properly submitted and received by us prior to the expiration time will prevail.”

10. The last two sentences in the last paragraph in Section III(4) are replaced and restated in their entirety as follows: “We will reject any or all elections, changes of election or withdrawals of election that we determine are not in the proper form, not timely made or unlawful to accept. Such determinations may be challenged by the applicable security holder(s), and only determinations by a court of competent jurisdiction will be final and binding.”

11. The first three paragraphs in Section III(13) are replaced and restated in their entirety as follows:

“We expressly reserve the right, in our discretion, at any time and from time to time, and regardless of whether or not any event set forth in Schedule A has occurred or is deemed by us to have occurred, to extend the period of time during which this Offer is open, and thereby delay the acceptance for exchange of any Eligible Options, by giving electronic notice and/or notice in any other manner reasonably calculated to inform Eligible Employees of the change.

Before the expiration date of this Offer, and regardless of whether or not any event set forth in Schedule A has occurred or is deemed by us to have occurred, we may also postpone our decision of whether or not to accept and cancel any Eligible Options tendered for exchange. In order to postpone accepting and canceling, we will give electronic notice and/or notice in any other manner reasonably calculated to inform Eligible Employees of the change. Our right to delay accepting Eligible Options is limited by Rule 13e-4(f)(5) under the Exchange Act, which requires us to pay the consideration offered or return the tendered options promptly after we terminate or withdraw the Offer.

We also expressly reserve the right, in our discretion, before the expiration time, to terminate this Offer upon the occurrence of any of the conditions specified in Schedule A by giving electronic notice and/or notice in any other manner reasonably calculated to inform Eligible Employees of the change. We will return the Eligible Options tendered for exchange promptly after termination or withdrawal of the Offer.”

12. The last sentence in Schedule A is deleted.

Amended Items of the Schedule TO

This Amendment No. 1 is made to amend and supplement Item 12 (Exhibits) of the Schedule TO, to (1) amend and supplement the Offer to Exchange, previously filed as Exhibit 99(a)(1)(A) to the Schedule TO, as set forth above; (2) amend and supplement the materials previously filed as Exhibits (a)(1)(B) through (a)(1)(K) to the Schedule TO, to the extent such materials would conflict or be inconsistent with the Offer to Exchange, as amended and supplemented; (3) add as Exhibit 99(a)(1)(L), filed herewith, the form of paper election and withdrawal form; and (4) add as Exhibit 99(a)(1)(M), filed herewith, the form of email communication to Eligible Employees regarding the availability of a paper election and withdrawal. Exhibit 99(a)(1)(a) through Exhibit 99(a)(1)(M), as amended and supplemented, collectively constitute the “Exchange Offer Materials.”

The information set forth in the Exchange Offer Materials (including, for the absence of doubt, the Offer to Exchange, as amended and supplemented) is incorporated herein by reference to amend and supplement Item 1 through Item 8, Item 10, and Item 11 of the Schedule TO. Item 9 and Item 13 are not applicable.

Item	12. Exhibits.

Exhibit	Description
(a)(1)(A)*	Offer To Exchange Certain Outstanding Options for Replacement Options, dated August 10, 2011.

(a)(1)(B)*	Email Communication Announcing the Option Exchange, dated August 10, 2011.

(a)(1)(C)**	Guide to the Option Exchange Program.

(a)(1)(D)*	Frequently Asked Questions Regarding the Option Exchange Program.

(a)(1)(E)*	Form of Email Communication Confirming Receipt of Election.

(a)(1)(F)*	Form of Email Communication Regarding Reminder of Expiration of Offer.

(a)(1)(G)*	Form of Final Email Communication Confirming Acceptance and Cancellation of Eligible Options.

(a)(1)(H)*	Form of Final Email Communication Confirming Non-Participation in the Option Exchange.

(a)(1)(I)*	Form of Confirmation Statement Providing Number of Replacement Options to be Granted as a Result of Election or Non-Election.

(a)(1)(J)*	Screen Shots of the Option Exchange Website.

(a)(1)(K)**	Slides and Transcript of Employee Presentation Materials.

(a)(1)(L)***	Form of Paper Election and Withdrawal Form.

(a)(1)(M)***	Form of Email Communication Regarding the Availability of Paper Election and Withdrawal.

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(b)	Not applicable.

(c)	Not applicable.

(d)(1)*	Leap Wireless International, Inc. 2004 Stock Option, Restricted Stock and Deferred Stock Unit Plan, as amended (filed as Appendix A to the definitive proxy statement filed by Leap with the SEC on April 6, 2007, and incorporated herein by reference).

(d)(2)*	First Amendment to the Leap Wireless International, Inc. 2004 Stock Option, Restricted Stock and Deferred Stock Unit Plan (filed as exhibit 10.11.19 to Leap’s Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2007, filed with the SEC on May 10, 2007, and incorporated herein by reference).

(d)(3)*	Second Amendment to the Leap Wireless International, Inc. 2004 Stock Option, Restricted Stock and Deferred Stock Unit Plan, as amended (filed as exhibit 10.11.20 to Leap’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2007, filed with the SEC on August 9, 2007, and incorporated herein by reference).

(d)(4)*	Third Amendment to the Leap Wireless International, Inc. 2004 Stock Option, Restricted Stock and Deferred Stock Unit Plan, as amended (filed as Appendix A to the definitive proxy statement filed by Leap with the SEC on April 10, 2009, and incorporated herein by reference).

(d)(5)*	Form of Stock Option Grant Notice and Non-Qualified Stock Option Agreement (Replacement Options ).

(d)(6)*	2009 Employment Inducement Equity Incentive Plan of Leap Wireless International, Inc. (filed as exhibit 10.15 to Leap’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008, filed with the SEC on February 27, 2009, and incorporated herein by reference).

(d)(7)*	First Amendment to the 2009 Employment Inducement Equity Incentive Plan of Leap Wireless International, Inc. (filed as exhibit 10.13.1 to Leap’s Annual Report on Form 10-K for the fiscal year ended December 31, 2009, filed with the SEC on March 1, 2010, and incorporated herein by reference).

(e)	Not applicable.

(f)	Not applicable.

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed.

**	Re-filed herewith (as amended and supplemented).

***	Filed herewith.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 26, 2011	LEAP WIRELESS INTERNATIONAL, INC.

	By:	/s/ Robert J. Irving, Jr.
Robert J. Irving, Jr.
Senior Vice President and General Counsel

EXHIBIT INDEX

Exhibit	Description
(a)(1)(A)*	Offer To Exchange Certain Outstanding Options for Replacement Options, dated August 10, 2011.

(a)(1)(B)*	Email Communication Announcing the Option Exchange, dated August 10, 2011.

(a)(1)(C)**	Guide to the Option Exchange Program.

(a)(1)(D)*	Frequently Asked Questions Regarding the Option Exchange Program.

(a)(1)(E)*	Form of Email Communication Confirming Receipt of Election.

(a)(1)(F)*	Form of Email Communication Regarding Reminder of Expiration of Offer.

(a)(1)(G)*	Form of Final Email Communication Confirming Acceptance and Cancellation of Eligible Options.

(a)(1)(H)*	Form of Final Email Communication Confirming Non-Participation in the Option Exchange.

(a)(1)(I)*	Form of Confirmation Statement Providing Number of Replacement Options to be Granted as a Result of Election or Non-Election.

(a)(1)(J)*	Screen Shots of the Option Exchange Website.

(a)(1)(K)**	Slides and Transcript of Employee Presentation Materials.

(a)(1)(L)***	Form of Paper Election and Withdrawal Form.

(a)(1)(M)***	Form of Email Communication Regarding the Availability of Paper Election and Withdrawal.

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(b)	Not applicable.

(c)	Not applicable.

(d)(1)*	Leap Wireless International, Inc. 2004 Stock Option, Restricted Stock and Deferred Stock Unit Plan, as amended (filed as Appendix A to the definitive proxy statement filed by Leap with the SEC on April 6, 2007, and incorporated herein by reference).

(d)(2)*	First Amendment to the Leap Wireless International, Inc. 2004 Stock Option, Restricted Stock and Deferred Stock Unit Plan (filed as exhibit 10.11.19 to Leap’s Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2007, filed with the SEC on May 10, 2007, and incorporated herein by reference).

(d)(3)*	Second Amendment to the Leap Wireless International, Inc. 2004 Stock Option, Restricted Stock and Deferred Stock Unit Plan, as amended (filed as exhibit 10.11.20 to Leap’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2007, filed with the SEC on August 9, 2007, and incorporated herein by reference).

(d)(4)*	Third Amendment to the Leap Wireless International, Inc. 2004 Stock Option, Restricted Stock and Deferred Stock Unit Plan, as amended (filed as Appendix A to the definitive proxy statement filed by Leap with the SEC on April 10, 2009, and incorporated herein by reference).

(d)(5)*	Form of Stock Option Grant Notice and Non-Qualified Stock Option Agreement (Replacement Options ).

(d)(6)*	2009 Employment Inducement Equity Incentive Plan of Leap Wireless International, Inc. (filed as exhibit 10.15 to Leap’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008, filed with the SEC on February 27, 2009, and incorporated herein by reference).

(d)(7)*	First Amendment to the 2009 Employment Inducement Equity Incentive Plan of Leap Wireless International, Inc. (filed as exhibit 10.13.1 to Leap’s Annual Report on Form 10-K for the fiscal year ended December 31, 2009, filed with the SEC on March 1, 2010, and incorporated herein by reference).

(e)	Not applicable.

(f)	Not applicable.

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed.

**	Re-filed herewith (as amended and supplemented).

***	Filed herewith.